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                                                                    EXHIBIT 99.4

                       [LETTERHEAD OF GROW GROUP, INC.]


                                                                May 4, 1995

Dear Shareholder:

  I am pleased to inform you that on April 30, 1995, Grow Group, Inc. ("Grow") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Imperial Chemical Industries PLC ("ICI") and GDEN Corporation ("Purchaser"), an indirect wholly-owned subsidiary of ICI. Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of Grow's Common Stock for $18.10 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Purchaser into Grow. In the merger, each outstanding share of Grow Common Stock will be converted into the same consideration as is paid in the tender offer.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interests of, Grow and its shareholders. Accordingly, the Board of Directors recommends that shareholders accept the offer and tender their shares. In addition, I would like to note that in order to facilitate the transaction, Corimon, S.A.C.A., which owns approximately 25% of Grow's shares, has agreed to sell its shares to ICI at a price of $17.50 per share if the tender offer is consummated.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including among other things, the opinion of Wertheim Schroder & Co. Incorporated, the Company's financial advisor, that the cash consideration of $18.10 per share to be received by the shareholders in the offer and the merger is fair to such shareholders from a financial point of view.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, including a copy of the full text of the opinion of Wertheim Schroder. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. We urge you to read the enclosed material and consider this information carefully.

                                         Sincerely,

                                         /s/ Russell Banks

                                         Russell Banks
                                         President and
                                         Chief Executive Officer